Independence Tax Credit Plus L.P. II

May 29, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Wilson K. Lee, Staff Accountant

Re:	Independence Tax Credit Plus L.P. II
•	Item 4.01 Form 8-K
•	Filed on April 27, 2012
•	File No. 033-37704-03

Dear Mr. Lee,

In connection with responding to comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above-referenced filings, Independence Tax Credit Plus L.P. II (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions with respect to the foregoing to Mark Schonberger of Goodwin Procter LLP at (212) 813-8842.

Sincerely,

/s/ Robert Pace

Robert Pace

Director

cc:	Mark Schonberger, Esq., Goodwin Procter LLP